NOTICE UNDER NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

CHANGE IN FINANCIAL YEAR END

This Notice is provided pursuant to the requirements of Part 4.8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Change of Year-End

Notice is hereby given of the decision of Cannex Capital Holdings Inc. (the "Reporting Issuer") to change its financial year-end from April 30 to July 31.

Reason for Change

The Reporting Issuer is changing its financial year-end in order to facilitate operational and administrative efficiencies.

Previous Financial Year-End

The ending date of the Reporting Issuer’s old financial year is April 30.

New Financial Year-End

The ending date of the Reporting Issuer’s new financial year is July 31.

Transition Year Filings

The Reporting Issuer's transition year will consist of a fifteen month period ended July 31, 2019.

Interim Financial Statements for Transition Financial Year to be Filed

  Twelve months ended April 30, 2019 compared to the twelve months ended April 30, 2018, to be filed on or before June 29, 2019.

Annual Financial Statements for Transition Financial Year to be Filed

  Fifteen months ended July 31, 2019 compared to the twelve months ended April 30, 2018, to be filed on or before November 28, 2019.

New Financial Year Filings

Interim Financial Statements for New Financial Year to be Filed

  Three months ended October 31, 2019 compared to the three months ended October 31, 2018, to be filed on or before December 30, 2019.

  Six months ended January 31, 2020 compared to the six months ended January 31, 2019, to be filed on or before March 31, 2020.

  Nine months ended April 30, 2020 compared to the nine months ended April 30, 2019, to be filed on or before June 29, 2020.

Annual Financial Statements for New Financial Year to be Filed

  Year ended July 31, 2020 compared to the fifteen months ended July 31, 2019, to be filed on or before November 28, 2020.

DATED this 30th of April, 2019

CANNEX CAPITAL HOLDINGS INC.

“Anthony Dutton”
Per:
Name: Anthony Dutton
Title: Chief Executive Officer